FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number: 001-10306

National Westminister Bank PLC

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure:	1.	Interim Results announcement made on 24 September 2004

Enclosure 1.

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2004

National Westminster Bank Plc ("NatWest") was acquired by The Royal Bank of Scotland Group plc ("RBS") on 6 March 2000 and since then it has operated and been managed as a member of the overall RBS Group. As part of the integration of NatWest Group in the RBS Group a number of businesses and assets have been transferred between NatWest Group and The Royal Bank of Scotland plc ("Royal Bank") to bring together similar operations and functions. As a consequence of this reorganisation, the results for prior periods are not directly comparable.

These results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest's preference shares, which continue to be listed on the London Stock Exchange.

CONTENTS

Financial highlights

Summary consolidated profit and loss account

Summary consolidated balance sheet

Summary consolidated cash flow statement

Notes

Independent review report by the auditors

Contacts

PAGE 2 3 3 4 4 5 6

FINANCIAL HIGHLIGHTS

Profit before tax increased by 10% from £1,516 million to £1,672 million.

Total income was £3,913 million compared with £3,635 million in the prior year, an increase of £278 million, 8%. Operating expenses increased by £17 million, 1% to £1,902 million.

Provisions for bad and doubtful debts and amounts written off fixed asset investments at £339 million were £105 million higher than prior year.

Total assets were up £18.7 billion from £172.9 billion to £191.6 billion. Loans and advances to customers were up 13%, £13.8 billion at £116.4 billion. Loans and advances to banks decreased by £2.3 billion to £33.1 billion.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited)

	First half	First half
	2004	2003
	£m	£m

Total income	3,913	3,635
Operating expenses	1,902	1,885
	-------	-------
Profit before provisions	2,011	1,750
Provisions for bad and doubtful debts and amounts written off fixed asset investments	339	234
	------	-----
Profit on ordinary activities before tax	1,672	1,516
Tax on profit on ordinary activities	428	420
	------	------
Profit on ordinary activities after tax	1,244	1,096
Minority interest (non - equity)	5	-
Preference dividends (non - equity)	18	20
	------	------
Profit attributable to ordinary shareholders	1,221	1,076
Ordinary dividends	1,500	1,757
	-------	------
Retained loss	(279)	(681)
	------	-------

SUMMARY CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2004 (unaudited)

	30 June	31 December
	2004	2003
		(Audited)
	£m	£m

Assets
Cash and balances at central banks and items in the course of collection from other banks	3,560	3,367
Treasury bills and other eligible bills	269	541
Loans and advances to banks	33,102	35,412
Loans and advances to customers	116,369	102,572
Debt securities and equity shares	27,660	22,799
Other assets	10,627	8,182
	-----------	-----------
Total Assets	191,587	172,873
	-----------	-----------

Liabilities
Deposits by banks and items in the course of transmission to other banks	24,036	18,501
Customer accounts	120,112	116,569
Debt securities in issue	2,716	2,112
Other liabilities	29,395	20,817
Subordinated liabilities	6,241	5,743
Minority interest, including non-equity interests	274	3
Shareholders' funds, including non-equity interests	8,813	9,128
	------------	------------
Total Liabilities	191,587	172,873
	------------	-----------

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited)

	First half	First half
	2004	2003
	£m	£m

Net cash (outflow)/inflow from operating activities	(110)	5,067
Dividends received from associated undertakings	8	-
Net cash outflow from returns on investment and servicing of finance	(97)	(289)
Net cash outflow from taxation	(431)	(395)
Net cash (outflow)/inflow from capital expenditure and financial investment	(67)	189
Net cash (outflow)/inflow from acquisitions and disposals	(728)	2,090
Ordinary equity dividends paid	(1,500)	(1,757)
	---------	-------
Net cash (outflow)/inflow before financing	(2,925)	4,905
Net cash inflow from financing	752	-
	---------	-------
(Decrease)/increase in cash	(2,173)	4,905
	---------	-------

NOTES

1.	Accounting policies
There have been no changes to the principal accounting policies as set out on pages 7 to 9 of NatWest's 2003 Report and Accounts.
2.	Ordinary dividends	First half	First half
		2004	2003
		£m	£m

	Paid	1,500	1,757
		---------	--------
3.	Auditors' review
The interim results have been reviewed by NatWest's auditors, Deloitte & Touche LLP, and their review report is set out on page 5.
4.	Date of approval
The interim results for the half year ended 30 June 2004 were approved by the Board of directors on 24 September 2004.
5.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

INDEPENDENT REVIEW REPORT TO NATIONAL WESTMINSTER BANK Plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises the summary consolidated profit and loss account, the summary consolidated balance sheet, the summary consolidated cash flow statement and related notes 1 to 5. We have read the other information contained in this interim results announcement and, solely on that basis, have considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board ("the Bulletin"). Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim results announcement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results announcement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in the Bulletin for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

24 September 2004

CONTACTS

Fred Watt	Group Finance Director	020 7672 0008
0131 523 2028

Richard O'Connor	Head of Investor Relations	020 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2004

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat